Mail Stop 3561

June 1, 2007

Mr. Yingsheng Li
President
China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

> **Re:** **China Marketing Media Holdings, Inc.**
> **Amendment No. 2 to Form 10-SB**
> **Filed May 4, 2007**
> **File No. 0-51806**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed an annual report on Form 10-KSB for the fiscal year ended December 31, 2006 as well as your 10-QSB for the period ending March 31, 2007. We remind you of the necessity to file, at a minimum, the Forms 10-Q for the interim periods that preceded your fiscal year end. In this regard, please advise us as to when you will file such reports.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 11

Critical Accounting Policies, page 14

Cost of Sales, page 14

2. We note your response to our prior comment 8 as well as your revisions. Please revise your future filings to include the discussion of your accounting policy for sales returns in the "Revenue Recognition" section of your critical accounting

policies and summary of significant accounting policies in the footnotes to your consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

3. We have reviewed your response to our prior comment 17. Please tell us and revise your disclosure to clarify how the formation of a new indirect subsidiary resulted in the addition of contributed capital to the consolidated entity. Furthermore, please revise your disclosure to explain the events surrounding the full $603,865 investment made in your common shares including the third party involved, the number of shares purchased, and any other information critical to the understanding of this transaction. In addition, please clarify in your filing whether the two columns entitled "Common Shares" represent different classes of common stock. If so, please disclose in the footnotes to your consolidated financial statements the rights of each class of common stock and specify to which class you refer to when discussing "common stock" throughout the document.

Notes to Consolidated Financial Statements, page F-8

8. Deposit – purchase of a target company, page F-13

4. Please disclose if the deposit of RMB 8,000,000 (US$1,024,328) paid to owner of Shenzhen Caina Brand Consultant Company was the total consideration to be paid. If not, please revise your disclosure accordingly. Please also provide us the significance tests of this acquisition pursuant to Item 310(c)(3) of Regulation S-B. We also advise you to include the disclosures required by paragraph 58 of SFAS 141 in your interim financial statements for the period ended March 31, 2007.

9. Related Party Transactions with an Affiliate, page F-13

5. We note your response to our prior comment 15. Based on your description, the contract receivable appears to represent a license to publish CMO's magazines as well as an advertising client list. As such, we believe that this amount should be separated from your note payable to CMO and presented as intangible assets, net of accumulated amortization, within net assets. Please revise or advise. In addition, we repeat our request that you tell us the nature and terms of the long term debt due to CMO.

6. Please clarify for us and disclose in your revised filing whether the operating results presented in the table represent the net income you earned as a result of your operation and management rights agreement with CMO or whether the results represent CMO's operating results consolidated within your consolidated

statements of operations. If the latter, please tell us your basis in US GAAP for consolidating the operating results of an entity that you do not control.

∗∗∗

You may contact Scott Ruggiero, Staff Accountant at (202) 551-3331 or Will Choi, Accounting Branch Chief at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor at 202-551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Louis A. Bevilacqua, Esq.
          Fax: (202) 654-1804